Exhibit 99.1

SEED Therapeutics (SEED) Enters into Strategic Research Collaboration with Eisai Co., Ltd. to Discover and Develop Novel Molecular Glue Degraders for Neurodegeneration and Oncology Indications

SEED Concurrently Enters into Share Purchase Agreements for its Series A-3 Financing Led by Eisai

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The SEED-Eisai Research Collaboration leverages Eisai’s leading expertise in neurodegeneration and cancer. SEED is entitled to receive upfront and milestone payments of up to $1.5 billion plus tiered royalties upon Eisai’s exercise of their exclusive rights under the strategic research collaboration

■	Concurrently, SEED has launched Series A-3 financing with a first close of $24 million from investors led by Eisai. A second close is targeted for Q4 2024

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The Series A-3 financing will advance clinical development of SEED’s internal lead program in cancer, expand its TPD platform and pipeline, and supplement prior investments in SEED from Eli Lilly and BeyondSpring

King of Prussia, PA, August 6, 2024 – SEED Therapeutics Inc. (“SEED”), a biotechnology company focused on harnessing and engineering Molecular Glues for targeted protein degradation (TPD) of disease-causing proteins, today announced a strategic research collaboration with Eisai Co., Ltd. (“Eisai”) to discover, develop, and commercialize novel molecular glue degraders for multiple undisclosed neurodegeneration and oncology targets. The collaboration is coupled with a Series A-3 financing led by Eisai.

Key Aspects of the SEED – Eisai Collaboration:

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Collaboration Roles: SEED will lead preclinical discovery activities for the selected targets, including E3 ligase selection and identification of the appropriate molecular glue degraders. Eisai will have exclusive rights to develop and commercialize compounds derived from this collaboration.

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Financial Terms: SEED is entitled to receive upfront payment and preclinical, clinical, regulatory and sales milestone payments of up to $1.5 billion, plus tiered royalties upon Eisai’s exercise of their exclusive rights under the strategic research collaboration.

The SEED–Eisai collaboration follows a separate and on-going research collaboration between SEED and Eli Lilly to discover and develop Molecular Glue Degraders for undisclosed targets. (Click here for related press release.)

Series A-3 Financing:

SEED also announces a Series A-3 financing with a first close of $24 million from investors led by Eisai. A second close is targeted for Q4 2024.

The Series A-3 financing is expected to further accelerate SEED’s clinical development of internal proprietary programs in cancer and in neurodegeneration, expand its TPD platform and pipeline, and supplement prior investments from Eli Lilly and BeyondSpring.

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SEED will advance its internal, potentially “best-in-class” oral RBM39 Degrader into Phase 1 safety/efficacy testing beginning in 2025 for rationally selected, biomarker-driven cancer indications. SEED’s program will build on Eisai’s pioneering discovery of a class of RBM39 degraders over three decades.

■	SEED will also progress its internal Tau degrader program (for Alzheimer’s disease) into in vivo efficacy in 2025, and IND in 2026.

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SEED will scale its proprietary TPD platform development. With global neurodegeneration drug development leaders Eisai and Eli Lilly as investors and research collaborators, SEED will extend its research and thought leadership in the discovery and development of oral Molecular Glues for the treatment of neurodegenerative diseases.

Dr. Takashi Owa, Eisai’s Chief Scientific Officer stated: “SEED has a cutting-edge technology platform to discover a class of molecular-glue target protein degraders, one of the most highlighted modalities in the modern drug discovery.  While the anti-myeloma drug lenalidomide from the molecular-glue class has been successful in the oncology field, our research collaboration will also focus on utilizing this modality in the neurology field. Our collaboration with SEED is unique and clearly differentiated, and I look forward to learning of the important progress being made by both companies to achieve Social Good.”

Dr. Lan Huang, SEED’s Co-Founder, Chairman, and CEO added, “We are honored to collaborate with Eisai, a world-leading drug development powerhouse, to discover impactful medicines for undruggable targets. Looking ahead, SEED’s unique Molecular Glue discovery platform on neurodegenerative disease will be further strengthened through our collaborations with both Eli Lilly and Eisai (under separate collaboration agreements), two global pioneers in the timely development of treatments for neurodegeneration, including approved therapies for Alzheimer’s disease. Finally, having demonstrated the scalability and versatility of our TPD platform through the success of multiple pipeline programs across various key therapeutic indications, our Series A-3 financing and non-dilutive funding of R&D milestone payments from both Eli Lilly and Eisai, SEED is well-positioned to advance our internal high-profile programs into clinics, and to create great value for patients and our shareholders.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SEED Therapeutics
SEED Therapeutics is an innovative biotech company focused on harnessing and engineering “molecular glues” and TPD to attack previously undruggable targets. Backed by a comprehensive intellectual property portfolio, SEED’s  mission is to positively improve human health by developing novel protein degradation therapeutics to treat various diseases that currently have limited treatment options for patients. Through active collaborations with SEED Co-Founders, who are pioneers and thought leaders in the TPD field, SEED has developed a growing pipeline of novel drug candidates in neurodegeneration and oncology approaching clinical development. SEED has both a research collaboration and investment from Eli Lilly and Company. Learn more by visiting https://seedtherapeutics.com/.

About Eisai Co., Ltd.
Eisai’s Corporate Concept is “to give first thought to patients and people in the daily living domain, and to increase the benefits that health care provides.” Under this “human health care (hhc)” Concept, we aim to effectively achieve social good in the form of relieving anxiety over health and reducing health disparities. With a global network of R&D facilities, manufacturing sites and marketing subsidiaries, we strive to deliver innovative products to address unmet medical needs, with a particular focus in our strategic areas of Neurology and Oncology and Global Health.

For more information, please visit www.eisai.com, X, LinkedIn and Facebook.

About BeyondSpring
BeyondSpring is a global clinical-stage biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. The Company is advancing its first-in-class lead asset, Plinabulin, a potent inducer of dendritic cell maturation, in late-stage clinical development as a direct anti-cancer agent in NSCLC and a variety of cancer indications. BeyondSpring’s pipeline also includes three preclinical immuno-oncology assets. Additionally, BeyondSpring is an early incubator and investor of SEED’s TPD technology. Learn more by visiting https://beyondspringpharma.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance BeyondSpring’s and SEED’s future operations on terms acceptable to BeyondSpring and SEED, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
IR@seedtherapeutics.com

IR@beyondspringpharma.com

Media Contact:
PR@seedtherapeutics.com

PR@beyondspringpharma.com